Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

Mittal Steel Company N.V. Proposed acquisition of 37.17% of Hunan Valin Steel Tube & Wire Co., Ltd

Disclaimer Forward-Looking Statements This presentation includes certain projections and forward-looking statements, including with respect to our anticipated future performance. Such projections and forward-looking statements reflect various assumptions of management concerning our future performance, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and beyond our control. Accordingly, there can be no assurance that such projections and forward-looking statements will be realized. The actual results may vary from the anticipated results and such variations may be material. No representations or warranties are made as to the accuracy, completeness or reasonableness of such assumptions or the projections or forward-looking statements based thereon, or with respect to any of the information contained in this presentation. We expressly disclaim any and all liability that may be based on any of the information contained herein, errors herein or omissions therefrom. In connection with the proposed merger involving Mittal Steel and ISG, Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes, Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

Transaction Rationale To access the single largest global steel market and to participate in its expected growth To benefit from the expansion plans of the Company Investment into listed entity provides more security, higher level of disclosure and better corporate governance Create a platform for Mittal Steel's future investments in China

Located in Hunan province in central China, the Company is one of the top steelmakers in the country with annual steel production capacity of 8.5 million tons It is listed on the Shenzhen Stock Exchange with a market capitalization of RMB 8,084 million (US$ 977 million) as of 18 January 2005 The Company's main products include bar, wire rod, hot rolled sheet, seamless pipe, section steel, copper and aluminium tube coil Its primary market is southern China with limited exports to the U.S., South Korea, and other countries The Company produced over 5 million tons of steel products, and recorded sales of RMB 16,135 million (US$ 1,949 million) and net profit of RMB 701 million (US$ 85 million) for the nine months ended 30 September 2004 The Company has approximately 24,000 employees SOURCE: Financial numbers provided by Valin Steel Tube & Wire Overview of the Company

Sales breakdown by product (1H 2004) Sales breakdown by region (1H 2004) Wire rod 0.3 Hot rolled sheet 0.1 Bar 0.34 Steel tube 0.12 Section 0.04 Others 0.1 Mid-south (Hunan, Guangdong and surrounding provinces) 0.59 Eastern China (Shanghai and surrounding provinces) 0.16 Exports 0.1 Rest of China 0.15 Mid-south (Hunan, Guangdong and surrounding provinces) 59% Eastern China (Shanghai and surrounding provinces) 16% Exports 10% Rest of China 15% SOURCE: Figures provided by Valin Steel Tube & Wire

Transaction Summary 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 20.4 27.4 90 20.4 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Target Hunan Valin Steel Tube & Wire Co., Ltd. (the "Company") Purchaser Mittal Steel Company N.V. ("Mittal Steel") Seller Hunan Valin Iron & Steel Group Co., Ltd. ("Valin Group") Shareholding acquired 37.17% Purchase price RMB 3.96 per share plus increase of net asset value from 30 Jun 2004 to 31 Dec 2004 Total consideration US$ 314 million subject to NAV adjustment Expected completion 2Q 2005, subject to regulatory and government approvals Transaction Highlights

Shareholding structure pre-transaction post-transaction Valin Group Company 74.35% 25.65% Public shareholders 37.17% 37.17% 25.65% Valin Group Public shareholders Company Mittal Steel

Other Key Terms Principles of equal shareholdings of Valin Group and Mittal Steel and shared management control Mittal Steel and Valin Group each have rights to appoint 5 directors to the Board of the Company, which consists of 15 directors including 5 independent directors Mutual 2 year lock up period / standstill for shares of the Company Right of first refusal, if Valin Group sells additional shares Mittal Steel to provide support in procurement, sales, logistics, technologies, and R&D

Asset Injections Plan Valin Group will inject its remaining steel assets within 2005 As a result the Company will be a fully integrated long and flat steel producer Valin Group will not be competing in the manufacture of steel products in the Hunan province Up-stream assets to be injected Xianggang 4 blast furnaces, 5 sinter plants, 4 coke oven batteries Liangang 4 sinter plants, 3 coke oven batteries, 1 electric arc furnace

Operations Facilities

MITTAL

Xiangtan Operations

- One Morgan wire rolling mill
- One domestic twin strand wire rod mill
- Two bar mills
- Four continuous billet casters
- Three 80 T converters
- Four blast furnaces
- Five Sinter Plants
- Four Coke Oven Batteries

Lianyuan Operations

- One continuous slab caster (2 strands) with a HRC rolling line
- Two bar mills
- One section mill
- One narrow strip rolling plant
- Three billet casters
- Four converters
- Six blast furnaces
- Four sinter plants
- Three coke oven batteries
- One 60T EAF

Hengyang Operations

- 5 production lines for producing seamless pipes
- Billets produced by through 2-strand billet casters
- Liquid steel for billets catered through two 30 T EAF's

Changsha Operations

- Four continuous and one non-continuous lines for production of copper tube coils
- Two lines for production of aluminium tube coils
- A new alloy steel tube line which can produce 1000 tpa

Proposed acquisition of Hunan Valin © Mittal Steel Company January 12, 2004

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Financial Summary Summary Balance sheet (un-audited, Chinese GAAP). Exchange rate of US$1 = RMB8.2765 (US $ millions) 2003 1H 2004 31.09.04 Cash & equivalents 302 428 686 Total assets 1,528 1,867 2,228 Net debt 157 224 301 Shareholders Equity 674 733 756 Source: Financials provided by Valin Steel Tube and Wire Company

Financial Summary cont. Operating results (un-audited Chinese GAAP). Exchange rate of US$1 = RMB8.2765 Source: Financials provided by Valin Steel Tube and Wire Company (US$ millions) 2002 2003 3Q 2004 9 months 04 Net sales 1,176 1,539 749 1,946 Operating Income 98 157 31 128 EBITDA 137 213 59 200 Net Profit 66 92 26 85

Other Key Information 1. CONVERTIBLE BOND The Company issued CB of RMB 2 billion (equivalent to US$ 241.6 million) on 16/07/04 with a maturity of 5 years @ 5.01 /share and conversion period16/1/05 to 17/07/05 Callable during conversion period if closing price of listed shares is 30% above conversion price for 30 consecutive trading days Mittal Steel & Valin Group's interests in the Company will both be diluted from 37.17% to 30.31% if all CB are exercised and the public shareholding would increase to 40% 2. ASSET INJECTION IMPACT As a result of the asset injection, the projected 2004 EBITDA would increase by US$180 million and net debt would increase by US$756 million, on a pro-forma basis 3. OTHER KEY INFORMATION Closing of the transaction is subject to the approval of the relevant regulatory authorities and also a waiver from the CSRC from making a general offer to all shareholders

The Company Shenzhen Stock Exchange Index 1/13/2004 6.31 6.31 1/14/2004 6.17 6.281936003 1/15/2004 6.07 6.262215357 1/16/2004 6.1 6.314399221 1/17/2004 6.1 6.314399221 1/18/2004 6.1 6.314399221 1/19/2004 6.1 6.314399221 1/20/2004 6.1 6.314399221 1/21/2004 6.1 6.314399221 1/22/2004 6.1 6.314399221 1/23/2004 6.1 6.314399221 1/24/2004 6.1 6.314399221 1/25/2004 6.1 6.314399221 1/26/2004 6.1 6.314399221 1/27/2004 6.1 6.314399221 1/28/2004 6.1 6.314399221 1/29/2004 6.12 6.478990768 1/30/2004 5.89 6.379173959 1/31/2004 5.89 6.379173959 2/1/2004 5.89 6.379173959 2/2/2004 5.91 6.519493942 2/3/2004 6.07 6.603685931 2/4/2004 6.13 6.742640639 2/5/2004 6.14 6.816365516 2/6/2004 6.29 6.74537119 2/7/2004 6.29 6.74537119 2/8/2004 6.29 6.74537119 2/9/2004 6.39 6.888118329 2/10/2004 6.24 6.918761179 2/11/2004 6.17 6.922250216 2/12/2004 6.08 6.91314838 2/13/2004 6.06 6.839878594 2/14/2004 6.06 6.839878594 2/15/2004 6.06 6.839878594 2/16/2004 6.06 6.992637754 2/17/2004 6.18 7.072278825 2/18/2004 6.19 7.144941821 2/19/2004 6.57 7.151313107 2/20/2004 6.71 7.192271372 2/21/2004 6.71 7.192271372 2/22/2004 6.71 7.192271372 2/23/2004 6.51 7.059536253 2/24/2004 6.6 7.023128907 2/25/2004 6.54 6.889938696 2/26/2004 6.7 6.892365852 2/27/2004 6.72 6.989603808 2/28/2004 6.72 6.989603808 2/29/2004 6.72 6.989603808 3/1/2004 6.85 7.101101308 3/2/2004 6.76 7.073492403 3/3/2004 6.56 6.969731465 3/4/2004 6.63 7.024494182 3/5/2004 6.49 6.974889172 3/6/2004 6.49 6.974889172 3/7/2004 6.49 6.974889172 3/8/2004 6.58 6.812724781 3/9/2004 6.55 6.768580873 3/10/2004 6.7 6.923463795 3/11/2004 6.84 7.013116886 3/12/2004 6.78 7.007504087 3/13/2004 6.78 7.007504087 3/14/2004 6.78 7.007504087 3/15/2004 6.91 7.147217281 3/16/2004 6.87 7.187265362 3/17/2004 6.8 7.200918117 3/18/2004 6.71 7.073795798 3/19/2004 6.79 7.188630638 3/20/2004 6.79 7.188630638 3/21/2004 6.79 7.188630638 3/22/2004 6.79 7.225796471 3/23/2004 6.66 7.187720454 3/24/2004 6.65 7.18180426 3/25/2004 6.58 7.191512886 3/26/2004 6.57 7.204255457 3/27/2004 6.57 7.204255457 3/28/2004 6.57 7.204255457 3/29/2004 6.44 7.147368978 3/30/2004 6.54 7.167544716 3/31/2004 6.58 7.258411386 4/1/2004 6.57 7.312415617 4/2/2004 6.52 7.35686292 4/3/2004 6.52 7.35686292 4/4/2004 6.52 7.35686292 4/5/2004 6.39 7.383106549 4/6/2004 6.4 7.441661698 4/7/2004 6.44 7.440144725 4/8/2004 6.49 7.412384123 4/9/2004 6.48 7.235050005 4/10/2004 6.48 7.235050005 4/11/2004 6.48 7.235050005 4/12/2004 6.36 7.243241658 4/13/2004 6.3 7.206075825 4/14/2004 6.15 7.062570199 4/15/2004 6.12 6.971551832 4/16/2004 6.12 7.000829407 4/17/2004 6.12 7.000829407 4/18/2004 6.12 7.000829407 4/19/2004 5.91 6.914968747 4/20/2004 5.81 6.844732907 Share Performance RMB Purchase price discount Today's closing price 4.58 13.5% 13th January 4.54 12.8% 1 month average 4.32 8.4% 6 month average 4.45 10.9% 1 year average 5.15 23.1% 52 week high 6.95 43.0% 52 week low 4.14 4.3% Number of shares (m) 1,765.4(2) Market cap. (US$m) 977(2) (1) Rebased to the company's closing price of RMB 6.31 on 18 January 2004 As of 13 January 2005

Update on ISG Transaction Clearance received under HSR Form F4 filed with the SEC Expecting completion by end of first quarter

2004/2005 Guidance 1. 2004 Pro-forma shipments of 57 million tons Pro-forma operating earnings projected to be $6.8-$7.0 billion, representing an operating margin of over 20%; D&A of approximately $800 million Pro-forma earnings expected to be in range of $7.20-$7.40 per share 2. 2005 Pro-forma shipments of approximately 62 million tons Pro-forma operating income per ton to be similar to the year 2004 Note: Pro-forma ISG and assume the maximum issuance of shares for ISG transaction and do not include any purchase accounting adjustments